EXHIBIT 12.4

IKON OFFICE SOLUTIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(EXCLUDING CAPTIVE FINANCE SUBSIDIARIES)
(dollars in thousands)

	Fiscal Year Ended September 30

	2001		2000		1999		1998		1997

Earnings
(Loss) income from continuing operations	$(79,276)		$(53,483)		$(51,437)		$(140,552)		$85,897
Add:
Provision for income taxes
	(3,868)		7,388		(7,378)		(33,291)		65,931
Fixed charges
	109,202		104,211		103,085		98,544		92,738

Earnings, as adjusted (A)	26,058		58,116		44,270		(75,299)		244,566

Fixed charges
Other interest expense including interest on capital leases	69,373		69,821		71,225		70,668		47,453
Estimated interest component of rental expense	39,829		34,390		31,860		27,876		26,584
Prepayment penalties on early extinguishment of debt	-		-		-		-		18,701

Total fixed charges	109,202		104,211		103,085		98,544		92,738

Preferred stock dividends, as adjusted	-		-		-		31,798		32,351

Total fixed charges and preferred stock dividends (B)	$109,202		$104,211		$103,085		$130,342		$125,089

Ratio of earnings to fixed charges and preferred stock dividends
(A) divided by (B)
	0.2	(1)	0.6	(2)	0.4	(3)	(0.6)	(4)	2.0	(5)

(1)	Excluding the effect of restructuring and asset impairment charges, reserve adjustments related primarily to the Company’s exit of telephony operations, gain from discontinued operations and a tax reserve adjustment related to the Company’s use of leveraged corporate owned life insurance program, the ratio of earnings to fixed charges (excluding captive finance subsidiaries) for the fiscal year ended September 30, 2001 is 0.9.
(2)	Excluding the effect of the gain on sale of investment, extraordinary gain from the early extinguishment of debt, shareholder litigation insurance proceeds, restructuring and asset impairment charge, and benefit from discontinued operations, the ratio of earnings to fixed charges (excluding captive finance subsidiaries) for the fiscal year ended September 30, 2000 is 1.8.
(3)	Excluding the effect of the shareholder litigation settlement charge, the ratio of earnings to fixed charges (excluding captive finance subsidiaries) for the fiscal year ended September 30, 1999 is 1.4.
(4)	Excluding the effect of transformation costs and the loss from asset impairment, the ratio of earnings to fixed charges (excluding captive finance subsidiaries) for the fiscal year ended September 30, 1998 is 0.2.
(5)	Excluding the effect of transformation costs, the ratio of earnings to fixed charges (excluding captive finance subsidiaries) for the fiscal year ended September 30, 1997 is 3.0.